                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001





                                                      CONTENTS



                                                          Page

Statements of Transfer Fee Billings                         1

Summary of Costs Incurred                                   2

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                              July 2001                     August 2001                   September 2001
                                      ---------------------------  -----------------------------  -----------------------------
                                      Tons      Fee        Amount  Tons           Fee     Amount  Tons        Fee        Amount
                                      ----      ---        ------  ----           ---     ------  ----        ---        ------
                                             (per ton)     (000)               (per ton)  (000)            (per ton)     (000)

SERVICE TO AFFILIATES
      Mountaineer. . . . . . . . .    116,187   $1.30         151       56,056   $1.30        73     80,363   $1.30         104
      Tanners Creek. . . . . . . .     46,869    1.30          61       77,195    1.30       100       -        -          -
      Rockport Plant . . . . . . .    625,788    1.30         814      653,133    1.30       849    639,008    1.30         831
      Kammer . . . . . . . . . . .       -        -          -            -        -        -         5,236    1.28           7
SERVICE TO NON-AFFILIATES. . . . .    641,307    1.07         687      731,317    1.08       789    563,503    1.12         630
-------------------------           ---------              ------    ---------            ------  ---------              ------

    TOTAL. . . . . . . . . . . . .  1,430,151              $1,713    1,517,701            $1,811  1,288,110              $1,572
                                    =========              ======    =========            ======  =========              ======

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                                                    Three
                                                                    Months
                                  July      August     September    Ended
                                  2001       2001         2001     9/30/01
                                 ------     ------     ---------   -------
                                              (in thousands)
Rents. . . . . . . . . . . . . . $  587     $  587      $ 587      $1,761
Labor-UMW* . . . . . . . . . . .    216        211        198         625
Benefits-UMW*. . . . . . . . . .    178        176        176         530
Salaries and Benefits-Nonunion .     84         84         84         252
Material & Supplies. . . . . . .    173        175        188         536
Billed Services. . . . . . . . .    128        113        177         418
Taxes**. . . . . . . . . . . . .     45         45         45         135
Administrative and General . . .     89         89         88         266
Electricity. . . . . . . . . . .     95         95         95         285
Cost-of-Capital. . . . . . . . .     31         31         29          91
                                 ------     ------      -----      ------

          Total. . . . . . . . . $1,626     $1,606     $1,667      $4,899
                                 ======     ======     ======      ======


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.